August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (901) 252-1324

Dominic J. Pileggi
Chairman, President and Chief Executive Officer
Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

> **Re:** **Thomas & Betts Corporation**
> **Definitive 14A**
> **Filed March 13, 2007**
> **File No. 001-04682**

Dear Mr. Pileggi:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation Table, page 12

1.   Disclose by footnote to the appropriate columns the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

2.   Include a footnote describing all assumptions made in the valuation of the stock and option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Executive Compensation Philosophy and Policies, page 20

3.   You provide some description of how company performance affects annual bonuses and equity-based awards, but only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 21 that in determining the amount and mix of compensation elements for the named executive officers, factors you consider include each such officer's effectiveness in leading certain initiatives, executives' other contributions to the company's financial results and each officer's success in creating a culture of integrity and compliance with applicable law and your ethics policies. In discussing your base salary, you also state on page 21 that merit increases to base salary are tied to individual performance. Please provide additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the financial and operations goals within a named executive officer's individual area of responsibility (referenced in your bullet point list on page 21), the *general* guidelines the committee looks to in assessing execution of such goals and whether certain factors or goals are considered more determinative of compensation levels than others. See Item 402(b)(2)(vii) of Regulation S-K.

4.   You state in the third paragraph on page 21 that you consider total compensation levels at the median of general industrial companies. Disclose the percentile of this peer group represented by the actual total compensation paid for 2006. For example, based on actual compensation received from fiscal year 2006 by your chief executive officer, including his actual incentive bonus, was his total compensation at the median for general industrial companies?

5.   You indicate in the last paragraph on page 21 that you periodically review the salary levels of a sampling of comparable companies in the manufacturing sector

as well as those in other industries that you believe provide a reasonable basis for comparison. To the extent you are benchmarking compensation, please identify these companies and discuss the degree to which the compensation committee considered such companies comparable to you. See Item 402(b)(2)(xiv) of Regulation S-K.

6. You also state in the last paragraph on page 21 that an independent comparative compensation survey and analysis, including a review of salary levels, was presented to and accepted by the compensation committee in December 2005, and updated for the committee in December 2006. Please identify the party that presented such survey. If such party is not the two independent compensation advisory firms that you have identified in the fourth paragraph on page 20, then please provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K as to such party. Similar to our preceding comment, please also identify these companies and discuss the degree to which the compensation committee considered such companies comparable to you.

Annual Incentive Compensation, page 22

7. Provide a more thorough analysis and discussion to better explain how 2006 annual incentive compensation was calculated. Disclose how the two performance objectives are weighted in terms of their contribution to the total incentive compensation, the ranges of achievement for each performance objective and how achievement of an objective correlates to a percentage of that objective's portion of the target incentive compensation. For example, on a percentage basis what are the minimum, target and maximum levels of achievement for your EBIT objective, and how would achievement of 110% of the target level affect that particular objective's portion of the total incentive payout? Please consider including an example of how you determined an officer's actual incentive award payout for each performance objective, identifying each performance objective's portion of the total target incentive payout for that officer, the officer's actual percentage of achievement of that performance objective's target and the corresponding payout in dollars and as a percentage of the target payout.

8. You have not provided quantitative disclosure of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation. You should disclose the specific profitability and working capital targets used to determine incentive amounts. To the extent you believe disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target

levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Please provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Long-Term Incentive Compensation, page 22

9.   The purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of your compensation policies and decisions regarding the named executive officers, and it should focus on the material principles underlying your executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions. Rather than repeating information already disclosed in your tables, as you have done in the first whole paragraph on page 23 with respect to the Supplemental Grants of Plan-Based Awards Table, please consider providing a more thorough discussion and analysis of your long-term incentive compensation including how you determined the amount of such compensation to pay and your policies for allocating such compensation to each different form of award. Please refer to Section II.B of Release 33-8732A and Item 402(b)(2) of Regulation S-K.

Defined Benefit Pension Plan, page 23

10.   Expand your disclosure of your pension plan, supplemental executive retirement payments, deferred compensation plans and perquisite allowances to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

Potential Payments Upon Termination or Change-in-Control, page 24

11.   Explain in your disclosure why the agreements for Messrs. Pileggi and Raines provide for benefits if employment is terminated by them for any reason after a change-in-control event whereas there does not exist a similar provision in the agreements for Messrs. Fluke, Hajj and Hartmann. For example, was this based on the compensation committee's assessment of market conditions for agreements

with executive officers holding positions similar to that of Messrs. Pileggi and Raines? See Item 401(b)(1)(iv) of Regulation S-K.

12.   Your disclosure in this section as well as the section entitled "Potential Payments Upon Resignation or Retirement" is not fully responsive to Item 402(j) of Regulation S-K. For example, you state that the vesting of options and stock column in the table on page 24 represents full vesting of all of the named executive officer's unvested stock options and restricted shares but you do not provide the information required by Item 402(j)(3) as to this column. As another example, you do not appear to provide any discussion responsive to Item 402(j) with respect to the columns entitled "Other Payments" and "Excise Tax & Gross Up." In addition, to the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, describe and explain such provisions. Please provide all the information required by Item 402(j).

Other Components of Executive Compensation, page 25

13.   You state that you provide certain other forms of compensation and benefits to your named executive officers, including "an amount for perquisites." Please elaborate.

Summary Compensation Table, page 27

14.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we refer you to the salary and non-equity incentive plan compensation paid to your chief executive officer as compared to the same elements granted to your other named executive officers. We also refer you to stock and option awards granted to your chief executive officer noted in the table on page 28 indicating that you granted a long-term incentive opportunity to your chief executive officer equal to almost four times that of the next highest paid named executive officer. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

15.   Include a footnote describing all assumptions made in the valuation of the stock and option awards granted to your named executive officers by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

16.   We note the perquisite table included in the table at the bottom on page 27. To the extent applicable, quantify the specific perquisites comprising the $35,000 perquisite allowance paid to Mr. Pileggi. With respect to the personal use of company aircraft, describe in the footnote your methodology for computing the aggregate incremental cost to you. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End Table, page 29

17.   Your notes to this table state that all stock awards are released three years from the grant date. However, without providing the grant dates of these stock awards, you have not complied with Instruction 2 to Item 402(f)(2) of Regulation S-K. Please disclose by footnote to the applicable columns the vesting dates of stock awards held at fiscal year end.

Pension Benefits Table, page 31

18.   Disclose in the accompanying textual narrative the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. A benefit specified in the plan document or the executive's contract itself is not an assumption. You may satisfy all or part of this disclosure by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the management's discussion and analysis. See Instruction 2 to Item 402(h)(2) of Regulation S-K.

19.   Provide a succinct narrative description of any material factors necessary to an understanding of each plan covered by the tabular disclosure. While material factors will vary depending upon the facts, examples of such factors may include the items listed in Item 402(h)(3) of Regulation S-K.

Nonqualified Deferred Compensation Table, page 32

20.   Provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in your summary compensation table and amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in your summary compensation table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.

21.   Expand your narrative description of your supplemental executive investment plan to more fully describe material terms with respect to payouts, withdrawals and other distributions. See Item 402(i)(3) of Regulation S-K.

Certain Relationships, Related Transactions and Governance, page 33

22.   You describe the policies and procedures involving related transactions. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel